SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Merger of Eletropar

Rio de Janeiro, March 28, 2025. Centrais Elétricas Brasileiras S/A – Eletrobras, in continuity with the material fact disclosed on August 11, 2023, and the market communication released on September 16, 2024, informs that the Company's Board of Directors has resolved to submit to the holders of the Company's common shares the Management Proposal for the Ordinary and Extraordinary General Meeting ("AGOE"), to be held on April 29, 2025, which proposes to the Company's shareholders the merger of Eletrobras Participações S.A. – Eletropar into Eletrobras.

Pursuant to Annex A of CVM Resolution No. 78, the Company provides the following information:

1.       Identification of the companies involved in the transaction and brief description of their activities.

Centrais Elétricas Brasileiras S/A: Eletrobras was established by Law No. 3,890-A, of June 11, 1962, as a mixed-capital corporation, with the purpose of conducting studies, designing, constructing, and operating power generation plants, transmission lines, and electricity distribution systems, as well as engaging in related commercial activities, such as energy trading. These efforts have significantly contributed to the expansion of electricity supply and the development of the country. Eletrobras operates in the generation, transmission, and commercialization of electricity in Brazil.

Eletrobras Participações S.A. – Eletropar: Eletropar is a joint-stock company registered with the Brazilian Securities and Exchange Commission (CVM), with shares traded on the B3 stock exchange under the ticker LIPR3. Controlled by Eletrobras, Eletropar was established on January 29, 1996, pursuant to Law No. 9,163 of December 15, 1995, as a result of the spin-off of LIGHT – Serviços de Eletricidade S.A., with the corporate purpose of holding equity interests in Eletropaulo Metropolitana Eletricidade de São Paulo S.A. – ELETROPAULO and other companies.

2.       Description and purpose of the transaction

The transaction consists of the merger of Eletropar into Eletrobras, pursuant to Articles 224 to 227 and 264 of the Brazilian Corporations Law.

As a result of the merger, Eletrobras will succeed Eletropar in all its rights and obligations, and Eletropar will be extinguished.

Eletrobras has structured its operations to integrate Eletropar’s business activities. Accordingly, upon completion of the merger, Eletrobras will assume Eletropar’s operations, while the latter will be absorbed and extinguished.

3.       Main benefits, costs, and risks of the transaction

Benefits. The merger and resulting dissolution of Eletropar will:

(i)       simplify Eletrobras's corporate structure;

(ii)       improve corporate governance related to the activities formerly conducted by Eletropar (since these activities will be directly undertaken by Eletrobras); and

(iii)       enhance decision-making speed in the operations previously managed by Eletropar (since these activities will be directly undertaken by Eletrobras).

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

Costs. The Company’s management estimates that the total cost of the merger will be approximately R$ 1.5 million, including expenses with publications, auditors, appraisers, legal counsel, and other professionals engaged in the process.

Risks. The Company’s management does not foresee any material risks associated with the implementation of the merger.

4.       Share exchange ratio and criteria used to establish such ratio

Eletropar shares not yet held by the Company will be exchanged for common shares issued by Eletrobras. The exchange ratio was recommended by Eletropar's special independent committee, established for the purpose of negotiating and recommending the share exchange terms between the companies involved, and was set at 1 Eletropar common share for 0.80 Eletrobras common share.

Eletropar's Board of Directors approved the exchange ratio at a meeting held on March 27, 2025.

5.       Whether the transaction was or will be submitted to Brazilian or foreign authorities.

The merger does not require submission to or approval by any Brazilian or foreign authority.

6.       Share exchange ratio as calculated under Article 264 of the Brazilian Corporations Law for transactions involving controlling, controlled, or affiliated companies.

In the case of a merger of a company by its controlling shareholder (as in this transaction), §3 of Article 264 of the Brazilian Corporations Law provides that if the exchange ratio for shares in the merged company is less favorable than that determined by the valuation report under said article, dissenting shareholders who timely exercise their right to withdraw shall be reimbursed based on the valuation indicated in the report. The valuation reports were prepared by Ernst & Young Assessoria Empresarial Ltda. (EY), and their engagement is subject to ratification by the shareholders of the Company at the EGM.

It is important to note that the exchange ratio based on the valuation reports for purposes of Article 264 is 1 Eletropar common share for 0.5296 Eletrobras common share, which is less favorable to Eletropar shareholders than the ratio proposed in the Protocol and Justification of the transaction, namely the one recommended by Eletropar's special independent committee.

Therefore, Article 264, §3, of the Brazilian Corporations Law does not apply to dissenting shareholders of Eletropar, and their right of withdrawal shall be calculated based on the book value of equity in Eletropar's financial statements as of December 31, 2023, approved at Eletropar's Annual General Meeting held on April 29, 2024, in the amount of R$ 18.4635 per share.

As for the Company, neither the Brazilian Corporations Law nor any applicable regulation grants withdrawal rights to dissenting Eletrobras shareholders. According to Article 137, item IV, of the Brazilian Corporations Law, Eletropar shareholders must exercise their right of withdrawal within 30 days from the publication of the minutes of the shareholders' meeting that approves the merger.

7.       Applicability of withdrawal rights and reimbursement value

The Brazilian Corporations Law or any other applicable legislation does not provide withdrawal rights to dissenting shareholders of Eletrobras in connection with the merger.

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

Pursuant to Article 137, §3, of the Brazilian Corporations Law, within 10 days following the expiration of the withdrawal period, if Eletropar's management determines that fulfilling the reimbursement payments would compromise the company's financial stability, a general meeting may be called to ratify or reconsider the resolution. Nonetheless, the merger is effective as of the date of the EGM, in accordance with Article 252, §3, of the Brazilian Corporations Law.

The actual payment of the reimbursement amount to shareholders exercising their withdrawal rights may only be demanded after the 10-day period (if no reconsideration meeting is called) or after such ratification by the general meeting (if called within said period). If the meeting reconsiders the resolution, the merger will not be implemented, and no withdrawal or reimbursement will occur.

Reimbursement may be paid using profit or capital reserves, except for the legal reserve, and in such cases, the reimbursed shares will be held in treasury, in accordance with Article 45, §5, of the Brazilian Corporations Law.

8.       Other relevant information

The list of documents required for exercising voting rights at the EGM, which will deliberate on the merger, is available to the Company's shareholders as of this date at the Company's headquarters and on the websites of the Company (https://ri.eletrobras.com/), the CVM (https://www.gov.br/cvm/pt-br), and B3 (www.b3.com.br), and may be accessed by shareholders in accordance with applicable regulations.The Company will keep the market informed of developments on the matter.

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.